SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32886

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

October 27, 2017

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October 2017. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on November 21, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Brad Gude, Senior Counsel, at (202) 551-5590 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Archstone Alternative Solutions Fund [File No. 811-23042]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 3, 2017, July 31, 2017, and September 19, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $8,000 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on September 28, 2017.

Applicant's Address: 100 Park Avenue, Suite 1635, New York, New York 10017.

New Century Portfolios [File No. 811-05646]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 29, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $60,886 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on September 29, 2017 and amended on October 11, 2017.

Applicant's Address: 100 William Street, Suite 200, Wellesley, MA 02481.

Northeast Investors Growth Fund Inc. [File No. 811-03074]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 29, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $74,109 incurred in connection with the liquidation were paid by applicant and applicant's investment adviser.

Filing Dates: The application was filed on September 29, 2017 and amended on October 13, 2017.

Applicant's Address: 100 High Street, Boston, MA 02110.

Hays Series Trust [File No. 811-23049]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 28, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $15,500 incurred in connection with the liquidation were paid by applicant and reimbursed by applicant's investment adviser.

Filing Dates: The application was filed on October 3, 2017 and amended on October 16, 2017.

Applicant's Address: 105 Continental Place, Suite 150, Brentwood, TN 37027.

Dreyfus Institutional Cash Advantage Funds [File No. 811-21075]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Dreyfus Institutional Preferred Money Market Funds and, on October 4, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $209,497 incurred in connection with the reorganization were paid by applicant's investment adviser.

Filing Dates: The application was filed on August 29, 2017 and amended on September 28, 2017.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

Pointbreak ETF Trust [File No. 811-23068]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 21, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $2,000 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on September 22, 2017 and amended on September 29, 2017.

Applicant's Address: 915 Creed Road, Oakland, CA 94610.

Horizons ETF Trust [File No. 811-22918]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 7, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $13,577 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on August 22, 2017 and amended on October 2, 2017.

Applicant's Address: 625 Madison Avenue, 3d Floor, New York, NY 10022.

E.I.I. Realty Securities Trust [File No. 811-08649]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 7, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on September 12, 2017 and amended on October 2, 2017 and October 12, 2017.

Applicant's Address: 640 Fifth Avenue, New York, NY 10019.

Legg Mason Tax Free Income Fund [File No. 811-06223]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to 1919 Maryland Tax-Free Income Fund, a series of Trust for Advised Portfolios and, on November 7, 2014, made a final distribution to its shareholders based on net asset value. Expenses of $114,628 incurred in connection with the reorganization were paid by applicant's investment adviser, the acquiring fund's investment adviser, or their respective affiliates.

Filing Date: The application was filed on October 6, 2017.

Applicant's Address: 100 International Drive, 7th Floor, Baltimore, MD 21202.

BlackRock Defined Opportunity Credit Trust [File No. 811-22126]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 18, 2017, applicant made a final distribution to its shareholders, based on net asset value. Applicant's remaining assets were transferred to a liquidating trust in which shareholders have a pro rata beneficial interests. Expenses of $61,860 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on August 22, 2017.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

The Motley Fool Funds Trust [File No. 811-22264]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to corresponding series of RBB Fund, Inc. and, on December 21, 2016, made a final distribution to its

shareholders based on net asset value. Expenses of $427,902 incurred in connection with the reorganization were paid by applicant's investment adviser.

Filing Dates: The application was filed on August 24, 2017 and amended on October 10, 2017.

Applicant's Address: 2000 Duke Street, Suite 175, Alexandria, VA 22314.

UBS Managed Municipal Trust [File No. 811-03946]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 24, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $38,791 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on October 13, 2017.

Applicant's Address: c/o UBS Asset Management (Americas) Inc., Attn: Keith A. Weller, 1285 Avenue of the Americas, 12th Floor, New York, NY 10019-6028.

UBS RMA Money Fund Inc. [File No. 811-03503]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 24, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $108,867 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on October 13, 2017.

Applicant's Address: c/o UBS Asset Management (Americas) Inc., Attn: Keith A. Weller, 1285 Avenue of the Americas, 12th Floor, New York, NY 10019-6028.

UBS RMA Tax Free Fund Inc. [File No. 811-03504]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 24, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $51,286 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on October 13, 2017.

Applicant's Address: c/o UBS Asset Management (Americas) Inc., Attn: Keith A. Weller, 1285 Avenue of the Americas, 12th Floor, New York, NY 10019-6028.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary